UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Guinness Nigeria plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Nigeria

(Jurisdiction of Subject Company’s Incorporation or Organization)

Guinness Nigeria plc

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Rotimi Odusola

Company Secretary

Guinness Nigeria plc

24, Oba Akran Avenue

Ikeja

Lagos, Nigeria

Telephone: +2349035210038

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Tara Hunt

General Counsel

Diageo North America, Inc.

801 Main Avenue

Norwalk, CT 06851

Telephone: +1 203 229 7132

July 17, 2017

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

I.1	Rights Circular (the “Circular”) to all shareholders of Guinness Nigeria plc (“GN”) in respect of a rights issue of 684,494,631 ordinary shares of 50 kobo each (the “Offer”), dated July 4, 2017.

I.2	Newspaper Advertisement, to be dated on or around July 24, 2017.

Item 2. Informational Legends

The Offer will be made for the securities of a limited liability company incorporated under the laws of the Federal Republic of Nigeria. The offer is subject to the disclosure requirements of the Federal Republic of Nigeria which are different from those of the United States. The financial statements included in the Circular have been prepared in accordance with accounting standards applicable in Nigeria and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since GN is located outside the United States and some or all of its officers and directors may be resident outside the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

II.1	Unaudited financial statements of GN for the nine months ended March 31, 2017 (incorporated by reference into the Circular)

II.2	Audited financial statements of GN for the year ended June 30, 2016 (incorporated by reference into the Circular).

II.3	Audited financial statements of GN for the year ended June 30, 2015 (incorporated by reference into the Circular).

II.4	Audited financial statements of GN for the year ended June 30, 2014 (incorporated by reference into the Circular).

II.5	Audited financial statements of GN for the year ended June 30, 2013 (incorporated by reference into the Circular).

II.6	Audited financial statements of GN for the year ended June 30, 2012 (incorporated by reference into the Circular).

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by GN with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on July 17, 2017.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUINNESS NIGERIA PLC

By:	/s/ Rotimi Odusola
Name:	Rotimi Odusola
Title:	Company Secretary

Date:	July 17, 2017

By:	/s/ Ronald Plumridge
Name:	Ronald Plumridge
Title:	Finance and Strategy Director

Date:	July 17, 2017